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SECURIT ... ISSION
03014516
... 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Analysis Securities Corporation (~~Filed as~~ [redacted] ~~pursuant to Section 17 of the Securities Exchange Act of 1934 & Rule 17a-5~~ thereunder)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

233 South Wacker Drive, The Sears Tower Suite 9600
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
F. Oliver Nicklin (312) 258-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name – *if individual, state last, first, middle name*)

180 North Stetson Ave.	Chicago	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Analysis Securities Corporation
Chicago, Illinois

We have audited the accompanying statement of financial condition of First Analysis Securities Corporation (the "Corporation") as of December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First Analysis Securities Corporation at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2003

FIRST ANALYSIS SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
COMMERCIAL PAPER—At market value	$ 16,600,000
RECEIVABLE FROM CLEARING BROKER	2,005,796
INVESTMENT SECURITIES (Cost: $1,276,124)	337,291
OPTIONS ON INVESTMENT SECURITIES	883,260
TOTAL ASSETS	$ 19,826,347
LIABILITIES AND STOCKHOLDER'S EQUITY	
ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 439,875
INCOME TAXES PAYABLE	2,526,813
DEFERRED INCOME TAXES PAYABLE	339,919
Total liabilities	3,306,607
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value—1,000 shares authorized, issued and outstanding	1,000
Paid-in capital	14,932,489
Retained earnings	1,586,251
Total stockholder's equity	16,519,740
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 19,826,347

See notes to statement of financial condition.

FIRST ANALYSIS SECURITIES CORPORATION

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

1. ORGANIZATION

First Analysis Securities Corporation (the "Corporation") is a wholly owned subsidiary of First Analysis Corporation (the "Parent"). The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Corporation acts as an introducing broker in executing customer transactions, a dealer in making markets in certain over-the-counter securities, and is an investment banker engaging in underwritings and private placements.

2. SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investment Securities and Options Owned—Investment securities and options owned are carried at fair market value, determined by the Corporation as follows:

- A security listed on a recognized securities exchange or traded over-the-counter is valued at its last sales price or, if no sale occurred on such date, at the mean between the bid and ask prices. All other securities are valued at estimated fair market value, which may initially equal cost, as determined in good faith by the Corporation, including assets and liabilities for which there is no readily identifiable market value.

At December 31, 2002, $883,260 of options on investment securities have been valued based on a pricing model utilizing observable prices, interest rates and volatility estimated by the Corporation in the absence of readily ascertainable market values.

Income Taxes—Income taxes are provided at the statutory rate based upon income reported in the financial statements.

The Corporation is a member of a controlled group for income tax purposes. The surtax exemption and other tax limitations are allocated among members of the controlled group at the discretion of the Parent.

Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, requires an asset and liability approach for accounting for income taxes. Its objective is to recognize the amount of taxes payable or refundable for the current year and deferred tax assets and liabilities for the future tax consequences that have been recognized in a company's financial statements or tax returns. The measurement of tax assets and liabilities is based on enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash at banks and money market accounts.

3. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments owned by the Corporation are limited to options, whose values are based upon their underlying assets. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). OTC derivative contracts are negotiated between contracting parties and include certain options.

Derivatives are subject to various risks similar to those related to the underlying financial instruments including market and credit risk. The Corporation uses derivative financial instruments in the normal course of its business to take proprietary investing and trading positions and to manage exposure for loss due to market risk. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with the Corporation's other investing and trading activities. The Corporation manages the risks associated with derivatives along with its proprietary investing and trading activities in cash instruments within its overall risk management framework.

Market risk is the potential for changes in the value of derivative financial instruments due to market changes, including interest rate movements and fluctuations in security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded. The Corporation manages its exposure to market risk related to trading instruments on an aggregate basis combining the effects of cash instruments and derivative contracts.

Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk due to exchange-traded financial instruments, such as futures and options, is reduced by the regulatory requirements of the individual exchanges in which the instruments are traded. Transactions in OTC derivative contracts are entered into with one entity, an investment bank.

Options are contracts that grant the holder, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options. Options written do not give rise to counterparty credit risk as they obligate the Corporation and not its counterparty to perform.

4. RELATED-PARTY TRANSACTIONS

On January 1, 2002, FASC distributed its direct investment in The Productivity Fund IV to its Parent.

5. COMMITMENTS

The Corporation is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer. In connection with this arrangement, the Corporation has guaranteed the performance of its customers and is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The Corporation's clearing broker clears its over-the-counter market making activities. As such the clearing broker has a required deposit of $100,000 for the Corporation's customer activity and $1,000,000 for its market-making activities, which deposits can be in cash or securities. The Corporation cannot determine the maximum exposure under the guarantee as the amount is contingent on the number of transactions.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.* FIN 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair

value of the obligation it assumes under that guarantee. The disclosure provisions of FIN 45 are effective for financial statements that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the disclosure provisions of FIN 45 did not have a material impact on the Corporation's financial statements for the year ending December 31, 2002. The Corporation does not expect that the adoption of the remaining provisions of FIN 45 will have a material impact on its financial position or results of operations.

6. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"). Under the Rule, the Corporation is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2002, the Corporation had net capital and net capital requirements of $15,637,083 and $197,779, respectively. The Rule may effectively restrict the payment of cash dividends. The ratio of aggregate indebtedness to total net capital is .19 to 1.

7. CONTINGENCY

As a result of its underwriting activities, the Corporation is from time to time named as a defendant in legal actions relating to security offerings. As part of the standard underwriting agreements, the Corporation is always indemnified by the issuing companies against such actions. While the outcome of such matters cannot be predicted with certainty, management, after consultation with legal counsel, is of the opinion that the ultimate liability, if any, will not have a material effect on the financial position or results of operations of the Corporation.

8. INCOME TAXES

Deferred income taxes payable relate to the difference between the tax basis and carrying value of investment securities.

* * * * * *

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

First Analysis Securities Corporation
233 South Wacker Drive, Suite 9500
Chicago, Illinois 60606

In planning and performing our audit of the financial statements of First Analysis Securities Corporation (the "Corporation") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparison, the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatement due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud

detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 27, 2003